

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Thomas Russo
Chief Financial Officer
ASSEMBLY BIOSCIENCES, INC.
331 Oyster Point Blvd.
Fourth Floor
South San Francisco, CA 94080

> **Re: ASSEMBLY BIOSCIENCES, INC.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed March 4, 2020**
> **File No. 001-35005**

Dear Mr. Russo:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

General

1. We note that your forum selection provision in your Amended and Restated Bylaws identifies a state court located within the State of Delaware (or if such court does not have jurisdiction, the Superior Court of Delaware, or if such other court does not have jurisdiction, the United States District Court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." In future filings, please prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts

over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann, Branch Chief, at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences